

March 17, 2020

Xinhui Yang
Chief Executive Officer
Wah Fu Education Group Ltd
Room 505 Building No.40, No.1 Disheng North Street
Economic and Technological Development Zone
Beijing, China 100176

> **Re: Wah Fu Education Group Ltd**
> **Form 20-F for the Fiscal Year Ended March 31, 2019**
> **Filed August 15, 2019**
> **File No. 1-38619**

Dear Mr. Yang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2019

Notes to the Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-12

1. Please revise to disclose the significant judgments made in applying the guidance in ASC 606 and the information required by ASC 606-10-50, including:
    - how the timing of satisfaction of performance obligations relates to the typical timing of payment and the effect that those factors have on the contract asset and the contract liability balances;
    - an explanation of the significant changes in the contract asset and the contract liability balances during each reporting period;
    - with respect to performance obligations, whether the consideration amount is variable, whether the estimate of variable consideration is typically constrained and

the obligations for returns, refunds, and other similar obligations;
- revenue recognized in the reporting period from performance obligations satisfied (or partially satisfied) in previous periods;
- the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period, and an explanation of when you expect to recognize such revenue;
- the judgments and changes in the judgments made in applying the guidance in ASC 606 that significantly affect the determination of the amount and timing of revenue from contracts with customers including the transaction price;
- an explanation of why the methods used to recognize revenues provide a faithful depiction of the transfer of goods or services;
- the significant judgments made in evaluating when a customer obtains control of promised goods or services, particularly revenues from technology development services and why recognizing revenues from systems or platforms upon delivery and acceptance by customers is appropriate; and
- information about the methods, inputs, and assumptions used for determining the transaction price including estimating variable consideration allocating the transaction price, including estimating stand alone selling price of promised goods or services.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at (202) 551-3322 or Bill Thompson at (202) 551-3344 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Richard J. Anslow, Esq.